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January 20, 2022

Via EDGAR

Ms. Anu Dubey, Senior Counsel,

Ms. Lauren Hamilton, Staff Accountant,

Division of Investment Management,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Oaktree Strategic Credit Fund

Registration Statement on Form N-2

Filed December 20, 2021

File No. 333-261775

Dear Ms. Dubey:

On behalf of our client, Oaktree Strategic Credit Fund (the “Fund”), set forth below are the Fund’s responses to the legal and accounting comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Fund’s Registration Statement on Form N-2 referenced above (the “Registration Statement”), as communicated by Ms. Dubey to me and Harry Frank in our telephonic conversation on January 4, 2022 and as communicated by Ms. Hamilton to me in our telephonic conversation on January 11, 2022.

For the Staff’s convenience, a summary of the Staff’s comments, based on my record of the conversations, is set forth below in bold, followed in each case by the Fund’s response. The Fund is concurrently filing an amended Registration Statement on Form N-2 (“Amendment No. 1”). Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Fund’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1. Where a Staff comment would apply to repeated statements in Amendment No. 1, the Fund has made conforming changes.

Ms. Anu Dubey Ms. Lauren Hamilton	- 2 -

PROSPECTUS

Fees and Expenses

1.

Footnote (5) of the Fees and Expenses table states that the “[w]eighted average net assets employed as the denominator for expense ratio computation is $465,000,000.” Please explain how the Fund arrived at $465,000,000.

Fund’s Response:

In response to the Staff’s comment, the Fund notes that this estimate is based on the assumption that the Fund sells $750,000,000 of its Common Shares in the initial 12-month period of the offering following the date the Fund meets the minimum offering requirement of $100,000,000. The Fund used a weighted average calculation (rather than a straight average calculation of $100,000,000 and $750,000,000) that resulted in $465,000,000 and notes that this approach was used by both Blackstone Private Credit Fund and Apollo Debt Solutions BDC.

Description of Our Shares — Delaware Law and Certain Declaration of Trust Provisions

2.

Section 14.3.B of the Fund’s Declaration of Trust provides that in connection with a derivative action, the Trustees “may require an undertaking by the Shareholders making such request to reimburse the Company for the expense of any [counsel or other] advisors in the event that the Trustees determine not to bring such an action”.

a.	Please revise Section 14.3.B of the Declaration of Trust to provide that no such undertaking may be required in connection with a federal securities law claim.

b.

Please revise the prospectus to clarify that the ability of the Board to request an undertaking from shareholders for the expense of advisors in connection with a derivative action that the Board determines not to pursue does not apply to federal securities law claims.

Fund’s Response:

In response to the Staff’s comment the Fund has revised Section 14.3.B of its Declaration of Trust, and the corresponding disclosure in the prospectus, to state that the indicated provision does not apply to claims arising under the federal securities laws. See page 159 of the prospectus included in Amendment No. 1.

Ms. Anu Dubey Ms. Lauren Hamilton	- 3 -

3.

Section 14.4 of the Fund’s Declaration of Trust eliminates the shareholders’ right to bring direct actions against the Fund and/or its Trustees, except for a direct action to enforce an individual shareholder’s right to vote or a direct action to enforce an individual shareholder’s rights under Sections 3805(e) or 3819 of the Delaware Statutory Trust Act.

a.

Please revise Section 14.4 of the Declaration of Trust to state that the restrictions on the shareholders’ right to bring direct actions do not apply to claims arising under the federal securities laws.

b.

Please include disclosure in the prospectus regarding Section 14.4 of the Declaration of Trust and include a statement that the restrictions on the shareholders’ right to bring direct actions do not apply to claims arising under the federal securities laws.

Fund’s Response:

In response to the Staff’s comment the Fund has revised Section 14.4 of its Declaration of Trust to state that the indicated provision does not apply to claims arising under the Federal securities laws. The Fund has also included disclosure with respect to revised Section 14.4 of its Declaration of Trust in the prospectus. See page 159 of the prospectus included in Amendment No. 1.

4.

Section 14.5 of the Fund’s Declaration of Trust provides that shareholders irrecoverably waive any and all right to trial by jury, except with regards to claims arising under the federal securities laws or where such waiver would require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.

Please also disclose that shareholders waive the right to trial by jury in the prospectus.

Fund’s Response:

The Fund acknowledges the Staff’s comment and refers the Staff to page 159 of the prospectus, which includes the following disclosure: “Each Trustee, each officer and each person legally or beneficially owning a share or an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware

Ms. Anu Dubey Ms. Lauren Hamilton	- 4 -

Statutory Trust Act….(v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.” The Fund notes for the information of the Staff that the disclosure also states that “[t]he exclusive jurisdiction provision will also not apply to claims brought under the federal securities law.”

Notes to Financial Statement

5.

Prospectively include disclosure in the footnote to the Issuer’s financial statement that discusses the Pre-Incentive Fee Net Investment Income to clarify that any distribution and/or shareholder servicing fees payable by the Class S Shares and the Class D Shares are excluded from the calculation of Pre-Incentive Fee Net Investment Income and that, as a result, for any calendar quarter, the incentive fee attributable to Pre-Incentive Fee Net Investment Income that is paid to the Adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually received by the Fund for such calendar quarter.

Fund’s Response:

The Fund acknowledges the Staff’s comment and will include the indicated disclosure in the applicable footnote to the Fund’s future financial statements.

Signatures

6.	Please include the Fund’s principal accounting officer as a signatory to the Registration Statement. See Section 6(a) of the Securities Act of 1933.

Fund’s Response:

In response to the Staff’s comment the Fund has revised the signature page to Amendment No. 1 to state that Christopher McKown, the Fund’s Chief Financial Officer and Treasurer, is also the Fund’s principal accounting officer. See the signature page to Amendment No. 1.

Ms. Anu Dubey Ms. Lauren Hamilton	- 5 -

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:	Mary Gallegly

(Oaktree Strategic Credit Fund)